

October 4, 2024

Paul H. Sunu
Chief Executive Officer
Windstream Parent, Inc.
4005 Rodney Parham Road
Little Rock, AR 72212

> **Re: Windstream Parent, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 16, 2024**
> **File No. 333-281068**

Dear Paul H. Sunu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 30. 2024 letter.

Amendment to Form S-4 filed September 16, 2024

Summary Historical Financial Data of Windstream, page 28

1. We note your response to prior comment 9 regarding Adjusted EBITDA as defined in Windstream's debt agreements. Please tell us how you considered Question 102.09 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures with regards to your disclosure of this measure.

Unaudited Pro Forma Condensed Combined Financial Information, page 76

2. We note disclosure on page 8 states that, "As of the date of this proxy statement/prospectus, an affiliate of Elliott (as defined below) is Windstream's largest equity holder, and affiliates of Elliott are expected to continue to be the largest stockholders of New Uniti after the Closing." Expand your disclosure to explain how this was considered when determining who is the accounting acquirer. Refer to your basis in

accounting literature.

We also note based on disclosure on page 11, that entities affiliated with Elliott Investment Management, L.P. (EIM) currently hold approximately 4.15% of all Uniti Common Shares. Disclose current common ownership between Windstream and Uniti and explain how common ownership was considered when determining accounting for this transaction. Refer to your basis in accounting literature.

3.   We note your response to prior comment 10 and the disclosure under Note 1 on page 85. Please clarify in your pro forma information, and give pro forma effect to, the range of possible results from a favorable and unfavorable outcome of the private letter ruling. Refer to Rule 11-02(a)(10) of Regulation S-X.

4.   We note your response to prior comment 11. Since Windstream is the legal acquirer in the merger transaction, we believe any transaction that affects Windstream's equity should be transparently disclosed in the pro forma financial statements. As such, we continue to believe that you should show a separate column following the Windstream historical as adjusted information, the pro forma adjustments to give effect the Windstream reorganization. This should be followed by a column to present Windstream as reorganized prior to presenting the pro forma impact of the merger. Refer to Rule 11-02(b)(4) of Regulation S-X. If amounts are not yet known, please disclose a range in accordance with Rule 11-02(a)(10) of Regulation S-X. Also, tell us how you determined the ownership percentage post-merger if Windstream's equity is unknown. Explain why you used Windstream common units outstanding pre-close in determining purchase price in Note 2.

5.   We note your response to our prior comment 13. However, it appears that some elimination of intercompany transactions are presented in Note 7 and some are presented in Note 4. As previously requested, please present the elimination of intercompany transactions in a separate column in the pro forma income statement.

6.   Please explain to us how the reduction in revenue of $791,410, under Note 7 on page 82, relates to the reduction in cost of services of $677,108 disclosed on page 96.

7.   We note your response to prior comment 22. Please clearly disclose how each adjustment balance is derived, similar to what you presented in the response. If you aggregate values, the detail should also be disclosed. Consider presenting the purchase price allocation as one self balancing adjustment.

8.   We note per your in disclosure on pages 26 - 27 that on September 11, 2024, Windstream initiated a Consent Solicitation. Explain to us your consideration of giving effect to the Consent Solicitation in your unaudited pro forma financial statements. Also, disclose the Consent Solicitation as a subsequent event in your financial statements.

9.   We note your response to prior comment 17 and the related disclosure on page 87. Regarding the adjustment to the estimated fair value of tangible assets for economic obsolescence, please clarify in the last paragraph on page 87 the nature of the external conditions, specify the referenced market you anticipate will experience a decline in demand and explain to us the basis for your assumptions. Also, please tell us if your assumptions are consistent with those relied upon by management when negotiating the value of the purchase consideration and when estimating useful lives of the Windstream

tangible and intangible assets. Refer us to your disclosures where you describe this anticipated decline in demand.

10. We note in your preliminary purchase price allocation, you anticipate recording $332,432 of goodwill. Explain to us why it is reasonable to reduce the fair value of PP&E for economic obsolescence while recognizing goodwill. Tell us why it is not more reasonable to conclude there is significantly less obsolescence and no goodwill.

11. In your response to prior comment 18 you said "the company expected lower customer attrition rate going forward due to Windstream's significant investments into expanding its fiber network and maintaining high speed capabilities on its copper network. High available service speeds generally translate into strong consumer customer retention. In addition, Windstream intends to implement auto pay enrollment and pricing strategies to reduce go-forward attrition. Accordingly, the decrease in the anticipated customer attrition rate directly results in an extension of the periods in which future cash flows are expected to be generated from the asset." Reconcile this statement with the anticipated PP&E "economic obsolescence, which accounts for external conditions and decline in market demand" disclosed in the last paragraph on page 87.

12. We refer to Note 7 on page 99, to avoid confusion between "Settlement of Pre-Existing Relationships" and the "Settlement Agreement" related to a prior legal settlement between Windstream and Uniti, consider being more descriptive in the name "Settlement Agreement."

13. We note disclosure on page F-91 to F-93 refers to various equity-based compensation for cash consideration of $13 per unit payable on or about May 2, 2025, or upon consummation of the merger with Uniti, whichever is earlier. Tell us if and how this transaction is reflected in your pro forma financial statements.

14. For clarity, please identify in the heading appearing in the table on page 99, the entity that "previously recognized net assets (liabilities)."

15. Regarding the income tax expense adjustments in the Windstream income statements on pages 95 - 96, disclose in detailed supporting footnotes how the amounts were calculated and explain the basis for your assumptions. Refer to Rule 11-02(b)(5) of Regulation S-X.

Liquidity and Capital Resources Following the Merger, page 137

16. We note your response to comment 25 and new disclosure provided on page 137. However, your disclosure does not "analyze" your ability to generate and obtain adequate amounts of cash following the Merger. Please expand disclosure to provide a robust analysis of your ability to meet short-term and long-term liquidity needs after the Merger. Also, disclose any new financing such as the Consent Solicitation.

The Merger
Litigation Related to the Merger, page 199

17. Please discuss the nature of the alleged omissions of information in the proxy statement/prospectus relating to the Transactions by the two Uniti stockholders.

Windstream Holdings II, LLC Consolidated Financial Statements
9. Leases, page F-38

18.   With a view towards clarifying disclosure, please explain to us your accounting for the master lease agreements and other related arrangements with Uniti. Identify all of the terms of your arrangements with Uniti that are relevant to your accounting conclusions along with references to the supporting accounting literature. Tell us if you are accounting for the leases as finance leases and if not, explain why.

19.   Please explain your accounting for the $400.0 million in quarterly cash installments. Tell us the purpose for the payments and explain your basis for recording the Settlement payments as an accretion to the Company's operating lease liability.

Condensed Consolidated Balance Sheet, page F-65

20.   We note in Note 7 on page 99 Uniti reports deferred revenue in connection with the Windstream Leases of $845,272. Explain to us the facts and circumstances that resulted in this deferred revenue balance and tell us if there is a corresponding prepaid rent amount reported on the Windstream balance sheet. If not, please explain why.

        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Jan Woo at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Ben Pedersen